                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      ---------

                                      FORM 10-C
                   REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                             INTERDEALER QUOTATION SYSTEM
                    FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                                 OR 15d-17 THEREUNDER

                                      ---------

                                  STB SYSTEMS, INC.,
                    ---------------------------------------------
                    (Exact name of issuer as specified in charter)

                        1651 Glenville, Richardson, Texas 75081
                    ---------------------------------------------
                       (Address of principal executive offices)

             Issuers telephone number, including area code: 972-234-8750

                      I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in number of shares outstanding:

1.  Title of Security:  Common Stock, $.01 par value per share

2.  Number of shares outstanding before the change:   4,605,791

3.  Number of shares outstanding after the change:    6,908,665

4.  Effective date of change:     July 17, 1997

5.  Method of change:
    Specify method (such as merger, acquisition,
    exchange, distribution, stock split, reverse
    split, acquisition of stock for treasury, etc.)   Fifty Percent (50%) Stock
                                                      Dividend

    Give brief description of transaction:  3-for-2 stock split effected as a fifty percent (50%) stock dividend,
                                            with cash paid in lieu of
                                            fractional shares

                             II. CHANGE IN NAME OF ISSUER

1.  Name prior to change:    N/A

2.  Name after change:  N/A

3.  Effective date of charter amendment changing name:     N/A

4.  Date of shareholder approval of change if required:    N/A


                                         /s/ Bryan F. Keyes
    July 17, 1997            Director of Legal and Finance and Treasurer
    -------------            -------------------------------------------
        Date                       (Officer's signature and title)